EXHIBIT 99.1

New Member of Hydro's Corporate Management Board

OSLO, Norway, Dec. 5, 2006 (PRIME NEWSWIRE) -- Cecilie Ditlev-Simonsen has been appointed Executive Vice President and will join the company's top management team effective today with overall responsibility for communication and reputation management.

Ditlev-Simonsen has been head of Hydro's communication function since 2002. As Hydro's Chief Communication Officer, Ditlev-Simonsen is responsible for developing and implementing corporate communication strategy as well as for Media Relations, Public Affairs, Internal Communication and Brand Management.

Before joining Hydro, Ditlev-Simonsen served as a Managing Consultant with Futurestep/Korn Ferry International, Executive Vice President of the Norwegian State Railways and Communication Manager with IBM Nordic. She has worked as a reporter with several US newspapers and holds a Bachelor of Science in Journalism from Northwestern University, USA.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected," "scheduled," "targeted," "planned," "proposed," "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information - Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

             Investor contact                  Press contact
 Contact     Ada Christiane Rieker             Tor Steinum
 Telephone   +47 22533273                      +47 22532731
 Cellular    +47 95182718                      +47 95083933
 E-mail      ada.christiane.rieker@hydro.com   Tor.Steinum@hydro.com

 Norsk Hydro ASA
 Drammensveien 264
 N-0240 Oslo
 Norway
 Telephone: +47 22 53 81 00
 Fax: +47 22 53 27 25
 www.hydro.com